UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IASG Alternatives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 1525
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JonPaul Jonkheer 312 561-3146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JonPaul Jonkheer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IASG Alternatives, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

GREGORY K ROSC
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 24, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IASG Alternatives, LLC

**Report on Audit of
Financial Statements**

December 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IASG Alternatives, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of IASG Alternatives, LLC, as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of IASG Alternatives, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IASG Alternatives, LLC's management. My responsibility is to express an opinion on IASG Alternatives, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to IASG Alternatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of IASG Alternatives, LLC's financial statements. The supplemental information is the responsibility of IASG Alternatives, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 23, 2021

IASG Alternatives, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	33,612
Fees receivables		28,743
Other assets		4,514
Total Assets	$	66,869

Liabilities and Members' Equity

Liabilities

Accounts payable	$	5,200
Commissions payable		9,255
Total Liabilities		14,455
Members' Equity		52,414
Total Liabilities and Members' Equity	$	66,869

IASG Alternatives, LLC
Statement of Operations
For the Year Ended December 31, 2020

Income		
Referral fees	$	194,342
Other income		1,500
Total Income		195,842
Expenses		
Commissions		55,350
Professional fees		3,342
Regulatory fees		8,345
Insurance expense		61,411
Occupancy		2,391
Other operating expenses		29,277
Total Expenses		160,116
Net Income	$	35,726

IASG Alternatives, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

Balance at beginning of year as previously reported	$	48,688
Net income		35,726
Member distributions		(32,000)
Balance at end of year	$	52,414

IASG Alternatives, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities

Net Income	$	35,726
Adjustments to reconcile net income to net		
cash provided by operating activities		
(Increase) decrease in operating assets:		
Fees receivables		(16,830)
Other Assets		
Increase (decrease) in operating liabilities:		
Accounts payable		14,302
Net cash provided by operating activities		33,198

Cash flows from financing activities

Member distributions		(32,000)
Net increase in cash		1,198
Cash at beginning of year		32,414
Cash at end of year	$	33,612

Supplemental Cash Flow Disclosures

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of the financial statements.

IASG ALTERNATIVES, LLC

Notes to Financial Statements

December 31, 2020

1. **Organization and Business**

   IASG Alternatives, LLC (the "Company"), an Illinois limited liability company, was formed on February 27, 2015 and commenced operations as broker-dealer on November 12, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily in dealings with the private placement of securities. The broker-dealer operates primarily out of Illinois with another registered representative working out of Washington state. The Company's primary source of revenue is earned through introducing high net worth individuals to private placements focused in liquid alternative funds. The Company receives a percentage of the fund managers fees as referral fees for individuals who invest in the funds.

2. **Accounting Policies**

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   Fees Receivables

   Fees receivables are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full, therefore, there is no allowance for doubtful accounts at December 31, 2020.

   Revenue Recognition

   Revenue related to referral fees for introducing individuals for investment in alternative funds is recognized monthly as the fund manager shares a percentage of his fees with the Firm. At December 31, 2020, the Company had open on-going contracts from which future income is expected. There was no deferred revenue on any contracts at December 31,2020.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement byrecognizing revenue in accordance with the five components of the pronouncement.

   • Identify the contract with the customer
   • Identify the performance obligation
   • Determine the transaction price
   • Allocate the transaction price to the performance obligation
   • Recognize the revenue when the performance obligation is met

_____

2. **Accounting policies, continued**

    Income Taxes

    No provision for Federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

    In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2020.

    Use of Estimates

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. **Related Party Transactions**

    The Company had a sublease agreement with Institutional Advisory Group, Inc. (IAGI), which is related through common ownership. The agreement expired on August 31, 2017 and the Company began renting from IAGI on a month-to-month basis. For the year ended December 31, 2020, rent expense was $3,579. There were no amounts due to IAGI as of December 31, 2020, and there are no future obligations related to this agreement.

4. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

    At December 31, 2020, the Company had net capital and net capital requirements of $24,470 and $5,000, respectively.

5. **Statement of Changes in Subordinated to Claims of General Creditors**

    For the year ended December 31, 2020, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been presented.

6. **Commitments and Contingencies**

    Management has evaluated possible and contingencies at December 31, 2020. They concluded that there were no commitment or contingencies that would require recognition or disclosure in the financial statements.

---

7. Subsequent Events

The Firm has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

IASG Alternatives, LLC
Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2020

Computation of net capital

Total members' equity	$	52,414
Deductions and/or charges:		
Non-allowable assets:		
Fees receivables		20,430
Other assets		4,514
		24,944
Net capital before haircuts on securities positions		27,470
Haircuts on securities		-
Net Capital		27,470

Computation of basic capital requirement

Minimum of net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Net capital in excess of net capital requirement	$	22,470

Computation of aggregate indebtedness

Aggregate indebtedness	14,455
Ratio of aggregate indebtedness	52.62%

Part Part IIA Reconciliation Between Audited and Unaudited Net Capital

As of December 31, 2020, there were no material differences between net capital above and the net capital as reported on the Firm's Part IIA most recently filed FOCUS report.

IASG ALTERNATIVES, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

IASG Alternatives, LLC is exempt from Rule 15c3-3 under the Non-Covered Firm Provision.

IASG ALTERNATIVES, LLC
SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

IASG Alternatives, LLC is exempt from Rule 15c3-3 under the Non-Covered Firm Provision.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
IASG Alternatives, LLC

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) IASG Alternatives, LLC, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: Non-Covered Provision, and (2) IASG Alternatives, LLC stated that IASG Alternatives, LLC has met the identified above exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception. IASG Alternatives, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in Non-Covered Firm Provision Rule 15c3-3 under the Securities Exchange Act of 1934.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

Lafayette, Indiana
March 23, 2021

IASG
ALTERNATIVES

March 6, 2021

To Whom it May Concern:

IASG Alternatives, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, states the following:

(1) IASG Alternatives, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) IASG Alternatives, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because IASG Alternatives, LLC limits its business activities exclusively to: selling tax shelters or limited partnerships in primary distributions; selling tax shelters or limited partnerships in the secondary market; private placements of securities; selling interests in mortgages or other receivables; investment banking; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

IASG Alternatives, LLC has met this exemption provision throughout the most recent fiscal year ended December 31, 2020 without exception.

Very truly yours,

JonPaul Jonkheer, Managing Member
IASG Alternatives, LLC

141 W. Jackson Blvd. Suite 1525 | Chicago, IL 60604 | T: 312-561-3145 F: 866-280-7324
www.iasgalternatives.com